Vincent Sanfilippo
                         P.O Box 152
             Gwynedd Valley, Pennsylvania 19437



Via email and U.S. Mail



January 31, 2006



Mr. Samuel J. Furrow, Chairman of the Board
Mr. Marc Crossman, Interim CEO, President and CFO
c/o Innovo Group, Inc.
5804 E. Slauson Avenue
Commerce, CA 90040



Dear Sam and Marc:

I am writing to inform you of my decision to resign from the
Board   of  Directors  of  Innovo  Group,  Inc.  ("Innovo"),
effective immediately.

This decision is a function of an imminent transaction that will result in a change of business circumstances at the firm by which I am employed, as well as in which I am a shareholder.

I have enjoyed my term on the Board, and hopefully was able to make a worthwhile and productive contribution. I wish you both all the best in managing and leading Innovo going forward into the future, and specifically much continued success with Joe's Jeans.

Sincerely yours,

/s/ Vincent Sanfilippo

Vincent Sanfilippo


cc:  Dustin Huffine